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SEC FILE NUMBER
001-32420

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      December 31, 2017
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
True Drinks Holdings, Inc.

Full Name of Registrant

Former Name if Applicable
4 Executive Circle, Suite 280

Address of Principal Executive Office (Street and Number)
Irvine, California, 92614

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, on October 19, 2017, True Drinks Holdings, Inc. (the "Company"), received a notice of breach and request for meet and confer (the "Notice") from Niagara Bottling, LLC ("Niagara") with respect to certain past due payment obligations under the Bottling Agreement executed by Company and Niagara in October 2015 (the "Niagara Agreement"). Pursuant to the Niagara Agreement, the Company had 30 days from the date of the notice to bring all amounts due current or negotiate a settlement with Niagara for the amounts owed.

The Company is currently in negotiations with Niagara for a potential settlement that is expected to cure the matters set forth in the Notice. In light of the expected impact of a potential settlement with Niagara on the Company's liquidity and capital resources, as well as other aspects of the Company's business and operations, the Company is unable to finalize certain sections to be included in the annual report on Form 10-K for the year ended December 31, 2017, including the Management's Discussion and Analysis of Financial Condition and Results of Operations and Risk Factors, within the prescribed time period without unreasonable effort or expense.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James J. Greco	949	203-3500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Based on current information and analysis, the Company estimates it will report:

- net sales of approximately $4.6 million and cost of sales of approximately $3.3 million for the year ended December 31, 2017, as compared to net sales of $2.5 million and cost of sales of $2.2 million for the year ended December 31, 2016; and

- net loss of approximately $7.8 million for the year ended December 31, 2017, as compared to a net loss of $5.4 million for the year ended December 31, 2016.

Although the Company is expected to report a year over year increase in net sales, sales of AquaBall(R) Naturally Flavored Water in the third and fourth quarters of 2017, both in multi-packs and single bottles, did not meet the Company's expectations due, in part, to high retail pricing of AquaBall(R) created by utilizing distributors. To address this issue, the Company intends to shift away from distributors in many regions of the country and plans to direct ship to customers in those regions, with the expectation that these changes will eliminate distributor mark up and lower the retail pricing. The Company also intends to convert to a different form of packaging for its multi-packs that is expected to reduce production cost of the multi-packs. However, the Company is unable to move forward with the revised distribution and packaging strategy until the current negotiations with Niagara over matters raised in the Notice are complete. Failure to reach a settlement with Niagara may result in an event of default under the Niagara Agreement, which would have a material adverse impact the Company's financial position and results of operations.

The financial information set forth herein consists of unaudited results, based upon the Company's estimates and subject to completion of the Company's evaluation of the matters described under Part III above. Moreover, this data has been prepared on the basis of currently available information and will not be final until the Company files its audited financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The Company's independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company's financial results for the year ended December 31, 2017, and the Company's final numbers for this data may differ materially from these estimates.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains "forward-looking statements" that involve risks and uncertainties, including statements regarding the Company's anticipated results of operations and the completion of matters necessary to permit filing by the extension deadline. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

True Drinks Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 2, 2018
By:	/s/ James J. Greco

Name: James J. Greco
Title: Chief Executive Officer